Contact

www.linkedin.com/in/pete-hall-b7255017 (LinkedIn)

Top Skills

Operational Excellence
Performance Improvement
Business Transformation

Pete Hall

President of Operations/COO
Monroe, Georgia, United States

Summary

Extensive, multi-industry experience in process optimization, the design and implementation of effective management control systems, and operational reliability for global applications.
Focus on P&L results through improved quality, uptime, velocity, environmental, and safety practices. Active participation in a broad spectrum of international assignments throughout Asia, Australia, Canada, Europe, Mexico, and South America. Author of articles for trade literature, contributed to a published book on lean principles, and conducted various professional speaking engagements.

• Project Management
• Client Relations
• Lean Implementation
• Technical and Behavioral Training
• Sales Systems
• Supply Chain
• Process Mapping (VSM)
• Global Strategic Business Planning
• Quality Assurance Systems
• Visual Controls
• Kaizen
• Team Building and Management
• Best Practice Standardization
• Software Support

Experience

Lagom Development
President of Operations/COO
February 2026 - Present (3 months)
Monroe, Georgia, United States

Lagom Development builds homes that build futures with the first vertically integrated, sustainable, and attainable housing platform that gives us control

over cost, speed, quality, and supply chain imperatives to address America's 5.5M home shortage. Our end products are 25% less expensive than comparable footprints, require 50% of the standard construction cycle time, produce 60% less waste, demonstrate improved ability to withstand natural disasters and constantly changing climate factors, and are 75% more energy efficient. The Lagom Advantage includes:

• Full vertical integration of factory, land, design, construction, and sales
• Passive House–level performance with SIPs (Structural Insulated Panels)
• Target pricing that is attainable for buyers caught in the "Missing Middle" housing shortage
• Carbon-negative panel technology (LCA validated)
• A scalable factory model with 25K homes/year capacity

The Chief Operating Officer (COO) owns how Lagom works at scale and is accountable for:

• Designing and governing the enterprise operating model across real estate development, panel manufacturing, construction, and the brokerage/app platform
• Establishing operating cadence and decision rhythms
• Cross-vertical system design and integration to ensure that commercial demand, capital, production, and delivery operate as a single, unified system
• Capacity planning across demand, capital, manufacturing, and construction
• KPI architecture, instrumentation, and operational visibility
• Identification, prioritization, and resolution of system constraints
• Operational readiness across markets, factories, and construction capacity enabling predictable throughput, rapid scaling, and minimal operational friction as Lagom grows

Peter L. Hall Consulting, LLC

Principal - Operations Consulting
November 2025 - January 2026 (3 months)
Monroe, GA

Provide contract consulting services to increase operational effectiveness with domestic and international clients in a broad range of industries with specialized expertise in manufacturing, maintenance, and supply chain applications. Ensure the sustainability of Continuous Improvement cultures through mentoring, training, and robust maturity assessments.

Accenture

Manufacturing & Operations Consulting Senior Manager
December 2022 - November 2025 (3 years)

Monroe, GA

Accenture is one of the world's largest professional services companies with a strong focus on technology consulting, strategy, and operations. My role as Senior Manager required business development responsibilities with existing and new client accounts, as well as the effective management of onsite project teams. Personal contributions to the achievement of aggressive operational and financial objectives developed with clients were recognized and rewarded.

Accenture (Formerly Myrtle Consulting Group)

Industry Solutions & Services Manager

February 2021 - November 2022 (1 year 10 months)

Social Circle, Georgia, United States

Myrtle Consulting Group - Now Part of Accenture

Former Business Transformation Manager

August 2019 - January 2021 (1 year 6 months)

Houston, Texas Area

Myrtle Consulting Group drives operational transformation within manufacturing, processing, and distribution organizations. Using a practical, needs-based approach, we incorporate our values, methodologies, and technologies into custom solutions toward the specific challenges of clients that improve operational performance and generate lasting business transformation. Industries served include chemicals manufacturing in North America and Asia.

Peter L. Hall Consulting, LLC

Business Improvement Consultant

May 2014 - August 2019 (5 years 4 months)

Lawrenceville, GA

Improvement of throughput, asset utilization, and financial performance in the Oil & Gas, Food & Beverage, Custom Compounding, Construction, and Mining industries by optimizing process design, developing effective management control systems, and coaching the required behavior modification of clients at all organizational levels.

Brooks International

Manager

August 2015 - May 2016 (10 months)

Performance Optimization specialist enabling clients from a broad spectrum of industries to implement the required behaviors, management controls,

and process improvements to achieve operational and financial success. Responsible for comprehensive project management, client relations, business growth, consulting staff development, and the realization of engagement objectives.

Renoir Consulting

Senior Project Manager

July 2010 - May 2014 (3 years 11 months)

Australia, India, USA, Indonesia, and Malaysia

Operations, Maintenance, Supply Chain, Master Scheduling

Emphasis on process excellence, management control systems, organizational realignment, and behavior change with clients in the transportation, steel production, armaments manufacturing, Oil & Gas, and financial services industries. Comprehensive account management responsibility, including attainment of aggressive financial & qualitative benefits.

• Direct supervision of 30+ staff consultants/client task force members for multi-site operations.

• Implemented planning, process, and system improvements resulting in 25% increase in productivity, 75% reduction in backlog, and 12% decrease in cycle time.

• Increased PM compliance with resulting decrease in breakdowns/ unscheduled maintenance.

• Developed and installed enhanced Contractor Management/Strategy practices.

• Designed master scheduling and parts tracking tools for airline maintenance operations.

Synergetics Installations Worldwide, Inc.

Project Manager

June 2005 - June 2010 (5 years 1 month)

Developed and implemented Best Practices and management control systems to improve sales, the supply chain, operations, and support services for manufacturing and service sector clients. Responsible for client relations, business development, the management of professional staff, and delivery of established objectives.

• Achieved 15 % reduction in operating costs for a national automobile auction services provider.

• Implemented process improvements reducing rework by 20%.

• Increased Order Fill rates for food packaging operations from 94.5% to 98.7% in 3 months.
• Engineered a 19% increase in throughput volume in 3 months.

Alexander Proudfoot
Project Manager
March 2002 - June 2005 (3 years 4 months)

Designed and installed Management Operating Systems to optimize business operations in a broad spectrum of service and manufacturing environments from high technology network providers to mining. Provided vision, leadership, and management to client Taskforce Teams and Proudfoot Process/Senior Process Consultants. Actively involved in business development, the delivery of behavioral/technical training programs, and the implementation of a sustainability infrastructure.
• Established operational controls and utilized managerial/supervisory mentoring to accrue more than $60 million in annual productivity improvements for the Provisioning division of a multi-billion dollar telecommunications corporation.
• Optimized commercial and retail banking operations to position client for merger and acquisition activity.
• Facilitated competitive bidding of materials and services to reduce procurement costs.
• Reduced breakdowns/unscheduled maintenance and consumables expense (tires, fuel) for copper mining operations.

Education

BA, Biological Sciences

MBA, Management